September 18, 2008

Mail Stop 4561

Mr. Michael A. Hartley
Chief Financial Officer
222 Raines, Ltd.
3310 West End Avenue, Suite 490
Nashville, TN 37203

> **Re: Raines Lenders LP**
> **Form 10KSB for the Year Ended December 31, 2007**
> **File No. 0-18523**

Dear Mr. Hartley:

We have completed our review of your Form 10KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief